FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing that Banco de Chile and Citigroup Inc. have extended the term of the Cooperation Agreement, Global Connectivity Agreement, and Amended and Restated Trademark License Agreement and also executed an amendment to the Global Connectivity Agreement, an amendment to the Amended and Restated Trademark License Agreement and an Amended and Restated Master Services Agreement.

Santiago, August 29, 2023

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Ref: ESSENTIAL INFORMATION.

Mrs. President:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Restated Regulations of Banks of the Financial Market Commission, I hereby inform you as an essential information that, on this date, Banco de Chile and Citigroup Inc. have agreed to extend the term of the Cooperation Agreement, Global Connectivity Agreement and the Amended and Restated Trademark License Agreement, the first two entered into on October 22, 2015 and the latter on November 29, 2019.

Pursuant to the aforesaid extension, the term of such agreements is extended from January 1st, 2024 until January 1st, 2026, and before August 31st, 2025 the parties may agree to another extension for two years starting on January 1st, 2026. In the event the latter does not take place, the agreements shall be automatically extended once for a term of one year starting on January 1st, 2026 until January 1st, 2027. The same renewal procedure may be used in the future as the parties may agree from time to time.

Along with the foregoing and on the same date, Banco de Chile and Citigroup Inc. entered into an amendment to the Global Connectivity Agreement, an amendment to the Amended and Restated Trademark License Agreement and an Amended and Restated Master Services Agreement, where they agreed that the tenor of the latter will be the same established in the Cooperation Agreement referred above.

The Board of Banco de Chile, in meeting N° BCH 2,995 of August 24, 2023, approved the extension, amendments and execution of the aforementioned agreements, in the terms provided by articles 146 et seq. of the Chilean Corporations Act (Ley de Sociedades Anónimas).

Sincerely,

Eduardo Ebensperger Orrego
CEO
Banco de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2023

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO